Law Offices of Thomas E. Puzzo, PLLC
4221 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

November 23, 2009

VIA EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tycore Ventures Inc. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 File No. 333-161868

Dear Mr. Schwall:

Attached please copies of Amendment No. 2 to the referenced registrant’s Registration Statement on Form S-1 (“Amendment No. 2 to Form S-1”) and a redlined Amendment No. 2 to Form S-1, submitted pursuant to the staff’s comment letter dated November 19, 2009.

Amendment No. 2 to the Form S-1 was filed with the Commission via EDGAR on November 23, 2009.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the enclosed redlined Amendment No. 2 to the Form S-1.

In response to the staff’s comments in its November 19, 2009 comment letter, we respectfully submit the following information on behalf of our client:

General

1.	As it has been an extended period of time since you last filed consents, please include updated consents with your next amendment.

The Company has complied with this comment.

Prospectus Cover Page

2.
We note your response to prior comment 3 and resissue such comment.  Please revise your cover page to indicate, if true, that the selling shareholders will sell at a price of $0.10 per shares until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated transactions.

H. Roger Schwall
November 23, 2009

The Company has complied with this comment.  Please see the cover page to Amendment No. 2 to the Form S-1.

We may require additional funds…, page 5

3.	We note your response to prior comment 5 and reissue such comment.

The Company has complied with this comment.  Please see page 5 to the Amendment No. 2 to the Form S-1.

Executive Compensation, page 33

4.
We note your response to prior comment 20.  Please file as an exhibit to your registration statement a written description of the oral agreement between the company and Mr. Hart. Regarding the $1,000 per month compensation that he is entitled to receive.  See Item 601(b)(10)(iii) of Regulation S-K.  Please also file a written description of any related agreements, such as Mr. Hart’s assignment to the company of his right to receive these payments.  Please see Regulation S-K Compliance and Disclosure Interpretation Question 146.04, which is available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company has complied with this comment. Please see Exhibit 10.2, and pages 33, 34 and 35 to the Amendment No. 2 to the Form S-1.

Where you can find more information, page 36

5.	We note your response to prior comment 22. Please revise your filing to provide the disclosure required by Item 101(e)(1) of Regulation S-K.

The Company has complied with this comment.  Please see page 36 to the Amendment No. 2 to the Form S-1.

Please contact the undersigned if you have further questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo